Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
September 17, 2010
Via EDGAR Submission
Linda Cvrkel, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Navios Maritime Holdings Inc. Form 20-F for the year ended December 31, 2009 Filed March 16, 2010 File No. 001-33311
Dear Ms. Cvrkel:
     On behalf of Navios Maritime Holdings Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated September 13, 2010 relating to the above-captioned Form 20-F (the “Annual Report”). Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
Form 6-K filed August 23, 2010
Period over Period Comparisons of Navios Holdings, page 11
For the Three Month Period ended June 30, 2010 compared to the Three Month Period ended June 30, 2009, page 11
For the Six Month Period ended June 30, 2010 compared to the Six Month Period ended June 30, 2009, page 14
Equity in net earnings of affiliated companies, pages 14 and 18
1.	We note from the discussion on pages 14 and 18 of MD&A that the increase in the equity in earnings from affiliates during both the three and six month periods ended June 30, 2010 as compared to the comparable periods of the prior year was due mainly to the additional deferred gain recognized in the statements of income following Navios Partners public equity offering of 4,025,000 and 5,175,000 common units in February and May of 2010. Please tell us and revise MD&A in future filings to explain the nature of the “deferred gain” recognized in equity in earnings in connection with the public offering of Navios Partners common units

Linda Cvrkel
Securities and Exchange Commission
September 17, 2010

and explain how the amount recognized in earnings was calculated or determined.
Response: The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by the Company to Navios Partners. As highlighted in its response dated July 27, 2010 to comment #13 of the Staff’s letter dated June 17, 2010, upon sale of vessels by the Company to Navios Partners, the Company recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.
In connection with Navios Partners’ public offerings of 4,025,000 and 5,175,000 common units in February and May 2010, respectively, the Company’s ownership percentage in Navios Partners was diluted from 37.0% to 33.18% and from 33.18% to 31.27%, respectively. A pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners.
In future filings, the Company will revise the MD&A to explain the nature of the deferred gain as well as how the amount recognized in earnings was determined.
Note 3: Acquisition/Reincorporation, page F-17
2.	Please tell us and explain in Note 3 in future filings how the fair value of Navios Acquisition of $155,788 at May 28, 2010 was determined. Your response should also explain in further detail how the gain of $17.7 million recognized in connection with the change in control was determined. Furthermore, please tell us why the $95,232 allocated to Navios Holdings investment in Navios Acquisition represents 61.1% of the fair value at the date of acquisition when Navios Holdings ownership percentage was 57.3%. We may have further comment upon receipt of your response.
Response: As highlighted in its response dated July 27, 2010 to comment #14 of the Staff’s letter dated June 17, 2010, the Company’s ownership interest in Navios Acquisition increased from 39.1% to 57.3% on May 28, 2010. The Company concluded that the increase in its ownership interest resulted in it obtaining control of Navios Acquisition and, consequently, concluded that a business combination had occurred (in accordance with ASC 805-10-20) and began consolidating Navios Acquisition in the financial statements of the Company from that date.
Prior to the business combination, the Company’s investment in Navios Acquisition consisted of shares of common stock representing 39.1% of the outstanding shares of Navios Acquisition as well as 13.6 million warrants to purchase common shares of Navios Acquisition. Prior to the Acquisition, the Company’s investment in the common stock of Navios Acquisition was accounted for pursuant to the equity method of accounting and its investment in the warrants of Navios Acquisition was accounted for as a derivative pursuant to the provisions of ASC 815.
In connection with the business combination and in accordance with ASC 805, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and carrying value as a gain; (ii) recognized 100% of the identifiable assets

Linda Cvrkel
Securities and Exchange Commission
September 17, 2010

and liabilities of Navios Acquisition at their fair values, (iii) recognized a 42.7% non-controlling interest at fair value, and (iv) recognized goodwill for the excess of the fair value of the non-controlling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The calculation of goodwill is summarized in the following table:

		Carrying	Holding
	Fair Value	Amount	Gain
	(amount in millions)
Previously held equity interests in Navios Acquisition:
Investment in common shares	$81,164	$63,422	$17,742
Investment in warrants	$14,068	$14,068	—

Subtotal — previously-held equity interests	$95,232	$77,490	$17,742
Non-controlling interest	$60,556	N/A

Subtotal	$155,788

Less: fair value of identifiable assets and liabilities	$(142,645)

Goodwill recognized	$13,143

The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition as well as the fair value of the non-controlling interest as of May 28, 2010 were both calculated based on the closing price of Navios Acquisition’s common stock on that date ($6.56/share).
The difference between the Company’s legal ownership percentage of 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition and the total value ascribed to Navios Acquisition’s net assets (including goodwill) of $155,788 is a result of treating the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill in accordance with ASC 805.
Acquisition of Horamar Group, page F-18
3.	Please tell us and revise Note 3 to explain how the shares released from escrow in June 2010 related to the Horamar acquisition were valued in the company’s financial statements. Your response should include the method and all relevant assumptions used in determining the fair value of the shares released from escrow during 2010 and indicate whether an independent valuation specialist was used in such determination, since the shares of Navios Logistics are not publicly traded. We may have further comment upon receipt of your response.
Response: The shares released from escrow in June 2010 related to the Horamar acquisition were valued in the Company’s financial statements on the basis of their estimated fair value on the date of release. Because the shares of Navios Logistics are not publicly-traded, the fair value of the escrow shares was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. Although an independent valuation specialist was not used in connection with the current determination, the results of the current determination were compared with the valuation of the business prepared by an independent valuation specialist in connection with the Company’s acquisition

Linda Cvrkel
Securities and Exchange Commission
September 17, 2010

of Horamar in 2008 to ensure that deviations from the original projections and valuation were consistent with events or developments in the business that occurred during the intervening period.
The Company will revise the notes to its consolidated financial statements in future filings to explain how the shares were valued.
     Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Annual Report and please send a copy of any written comments to the following parties:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115
Very truly yours,

/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Heather Clark, Division of Corporation Finance)

Navios Maritime Holdings Inc. (Ms. Angeliki Frangou)
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